UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 9, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                No    ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a news release dated 9 February 2012 entitled ‘Interim management statement for the quarter ended 31 December 2011’

Interim management statement for the quarter ended 31 December 2011

9 February 2012

Strong performance in growth markets; southern Europe becoming more challenging

•                  Group service revenue growth +0.9%(*); or +3.1%(*) excluding mobile termination rate cuts

•                  Strong service revenue growth in India +20.0%(*), Vodacom +8.0%(*) and Turkey +23.5%(*); continued progress in Germany +0.7%(*) and the UK +1.1%(*)

•                  Economic conditions in southern Europe showing further deterioration: greater service revenue decline in Italy, -4.9%(*); fall in Spain broadly stable at -8.8% (*) benefiting from our commercial actions

•                  Continued strong growth in our US associate, Verizon Wireless; service revenue +6.8%(*) driven by strong customer and data revenue growth

•                  Data revenue +21.8%(*); European smartphone penetration now 24.4% (Q3 10/11: 16.5%)

•                  Free cash flow £1.5 billion; net debt £25.5 billion after £0.8 billion proceeds from Polkomtel disposal, £0.8 billion of share buybacks and £1.0 billion of spectrum payments

•                  Full year guidance for adjusted operating profit and free cash flow confirmed

	Quarter ended	Change year-on-year
	31 December 2011	Reported	Organic
	£m	%	%
Group revenue	11,618	(2.3)	+1.6
Group service revenue	10,611	(3.2)	+0.9
Europe	7,420	(3.1)	(1.7)
Africa, Middle East and Asia Pacific	3,161	(1.5)	+7.6
Capital expenditure	1,464	(5.2)
Free cash flow	1,465	+34.9

Vittorio Colao, Chief Executive, commented

“We are continuing to make progress in the key strategic areas of data, enterprise and emerging markets. Despite the further deterioration of the southern European economic environment during the quarter, our broad geographic mix is delivering a resilient overall performance. Our improved value perception, strong cash generation and healthy balance sheet give us confidence that we can continue to execute well.”

OPERATING REVIEW

Group overview

Reported Group revenue decreased by 2.3% to £11.6 billion. On an organic basis(*) Group service revenue increased by 0.9%(*). Excluding the impact of mobile termination rate (‘MTR’) cuts, Group service revenue grew by 3.1%(*).

Europe service revenue decreased by 1.7%(*), a 0.5 percentage point deterioration compared to the previous quarter, reflecting increased economic pressures in a number of markets. Our businesses in northern Europe continued to grow, principally due to strong data revenue growth, with Germany at +0.7%(*) (excluding MTR cuts +3.3%(*)), the UK at +1.1%(*) (excluding MTR cuts +4.8%(*)) and the Netherlands at +1.5%(*) (excluding MTR cuts +6.4%(*)). In Turkey the pace of service revenue growth remained broadly stable at +23.5%(*) driven by the continued expansion of the contract customer base.

Market conditions in southern Europe remain difficult. In Italy service revenue fell by 4.9%(*) compared to       a 3.0%(*) fall in Q2, due both to macroeconomic challenges and competitive pricing pressures in voice and messaging services. Despite the challenging environment, Spain delivered a second quarter of sequential improvement in the service revenue trend to -8.8%(*) (Q2 -9.3%(*)) as our ongoing commercial actions delivered stronger data revenue growth of +26.9%(*) (Q2: +15.1%(*)).

In Africa, Middle East and Asia Pacific (‘AMAP’), service revenue grew by 7.6%(*) as a result of continued strong momentum in India (+20.0%(*)) and Vodacom (+8.0%(*)), driven principally by strong customer growth. This was partially offset by a weaker performance in two other markets, with an 11.1%(*) service revenue decline in Australia following network and customer service difficulties in the Group’s prior financial year, and a 1.5%(*) fall in service revenue in Egypt due to lower inbound roaming revenue.

Data revenue grew by 21.8%(*) led by increasing smartphone penetration. This in turn stimulated growth in mobile internet revenue of 55.0%(*) in Europe and 36.0%(*) in AMAP. Data revenue now represents 14.8% of Group service revenue, compared to 12.1% in the same period last year. Penetration of data tariffs within our base reached 59.6% of European smartphone customers. In addition, 21.1% of our consumer contract customers in Europe are now on an integrated voice, SMS and data tariff compared to 10.3% in the same period last year.

Enterprise revenue grew by 0.8%(*) (Q2: +3.5%(*)) comprising a decline of 0.1%(*) in Europe and growth of 9.2%(*) in AMAP. The slowdown compared to Q2 reflected increased competitive and macroeconomic pressures on voice revenue, which more than offset the 20.8%(*) increase in demand for enterprise data services (Q2: +18.1%(*)).

Fixed revenue increased by 3.9%(*) and represented 8.5% of Group service revenue. We now have 8.8 million fixed line customers including 6.4 million fixed broadband customers.

Our US associate, Verizon Wireless, has continued to perform strongly. Organic service revenue grew by 6.8%(*) led by strong customer growth and rising data ARPU as a result of increased smartphone penetration (now 43.5% of the retail postpaid base). Verizon Wireless continued the deployment of its 4G long-term evolution (‘LTE’) network, which is now available to more than 200 million people in the United States. Verizon Wireless moved into a net cash positive position of US$0.7 billion at the end of the quarter.

Capital expenditure was £1.5 billion, 5.2% lower than the same quarter last year, mainly as a result of timing differences. Year to date capital expenditure was £4.1 billion, a 3.6%(*) increase on the prior financial year, reflecting enhancements to the transmission network in Vodacom and investment in LTE technology in Germany.

Free cash flow of £1.5 billion was £0.4 billion higher year-on-year, primarily due to the timing of tax payments. Cumulative free cash flow was £4.1 billion, some £0.5 billion lower than the prior financial year, reflecting higher working capital and capital expenditure outflows.

During the quarter £0.8 billion was invested in buying back our shares, taking our cumulative spend, since September 2010, to 70% of the £6.8 billion committed to the share buyback programme. In addition £1.0 billion was spent on spectrum, primarily in Italy and Greece. We also completed the disposal of our 24.4% interest in

OPERATING REVIEW

Polkomtel in Poland for a cash consideration of £0.8 billion before tax and transaction costs. Net debt at 31 December 2011 was £25.5 billion, compared to £26.2 billion at 30 September 2011.

On 20 January 2012 the Group received a favourable judgment from the Indian Supreme Court in respect of the tax case regarding the acquisition of Vodafone India Limited in 2007. Further details are outlined in ‘Other transactions and developments’ on page 7.

Guidance for the 2012 financial year(1)(2)

Adjusted operating profit for the current financial year is expected to be in the £11.4 - £11.8 billion range communicated in November 2011. We continue to expect a full year EBITDA margin decline at a lower rate than that experienced in the prior financial year.

Free cash flow is still expected to be in the range of £6.0 - £6.5 billion, excluding the £2.8 billion dividend received from Verizon Wireless in January 2012.

Summary

We continue to deliver strong revenue growth in data services and in our emerging markets(3). However, our markets remain competitive and the economic environment, particularly across southern Europe, is challenging. We have maintained our focus on cost efficiency and working capital, allowing us to sustain our level of investment in spectrum and capital expenditure while again delivering a strong cash flow performance. Looking forward, we expect to continue to face challenging market conditions, but remain confident of executing well.

Notes:

(*)       All amounts in this document marked with an “(*)” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. At the start of this quarter the Group revised its intra-group roaming charges. Whilst neutral to Group revenue and profitability, these changes do have an impact on reported service revenue by country and regionally from this quarter onwards. Whilst prior period reported revenue has not been restated, to ensure comparability in organic growth rates, Q3 country and regional revenue in the prior financial year have been recalculated based on the new pricing structure to form the basis for our organic calculations.

(1)     The guidance ranges for the 2012 financial year set out on page 44 of the Group’s 2011 annual report and the updated guidance for the 2012 financial year set out on page 8 of the Group’s FY12 half-year results announcement included full year foreign exchange rate assumptions of £1:€1.15 and £1:US$1.60. The actual rates experienced during the nine months ended 31 December 2011 were £1:€1.15 and £1:US$1.60. On a full year basis a 1% change in the euro to sterling exchange rate would impact adjusted operating profit and free cash flow by approximately £50 million and a 1% change in the dollar to sterling exchange rate would impact adjusted operating profit by approximately £50 million.

(2)     The Group’s guidance does not include the impact of licence and spectrum purchases, the £2.8 billion dividend received from Verizon Wireless, material one-off tax related payments and settlements, and restructuring costs and assumes no material change to the current structure of the Group.

(3)     Emerging markets include India, Vodacom, Egypt, Turkey, Ghana, Qatar and Fiji.

OPERATING REVIEW

Europe

Revenue declined by 1.9% to £8.1 billion including a 1.4 percentage point adverse impact from movements in foreign exchange rates. On an organic basis service revenue declined by 1.7%(*) primarily due to the impact of MTR cuts, competitive pricing pressures and continued economic weakness partially offset by growth in data revenue. Growth in the UK, Germany, the Netherlands and Turkey was offset by declines in most other markets, in particular, Italy and Spain.

Revenue

	Quarter ended 31 December			Change
	2011	2010	Reported	Organic
	£m	£m	%	%

Germany	1,919	1,915	0.2	0.7
Italy	1,304	1,378	(5.4)	(4.9)
Spain	1,061	1,170	(9.3)	(8.8)
UK	1,267	1,260	0.6	1.1
Other Europe	1,903	1,990	(4.4)	0.9
Eliminations	(34)	(56)

Service revenue	7,420	7,657	(3.1)	(1.7)

Other revenue	683	602	13.5	12.3

Revenue	8,103	8,259	(1.9)	(0.7)

Germany

Service revenue increased by 0.7%(*) reflecting strong data and enterprise revenue growth, partially offset by the impact of an MTR cut effective from 1 December 2010 and competitive pressure within consumer prepaid. Data revenue grew by 22.3%(*) due to the increased penetration of smartphones, SuperFlat Internet tariffs and the launch of prepaid integrated tariffs. Enterprise revenue increased by 5.0%(*) driven by strong mobile and fixed line growth.

The roll out of LTE has continued, following the launch of services in the prior financial year, with 88,000 LTE customers at 31 December 2011. In addition, over 1,700 base station sites have been upgraded to LTE which can provide coverage to more than eight million households.

Italy

Service revenue declined by 4.9%(*) due to weak economic conditions, leading to lower out-of-bundle usage, intense competition and the impact of an MTR cut effective 1 July 2011. Data revenue grew by 15.9%(*) due to a higher penetration of smartphones and an increase in those sold with a data bundle. Enterprise revenue grew by 1.9%(*) due to a higher customer base and the success of the converged fixed and mobile solution, Vodafone One Net. New integrated tariffs for both contract and prepaid customers were launched during the quarter.

Spain

Service revenue declined by 8.8%(*), reflecting intense competitive pricing pressures and general economic weakness which have driven customers to optimise their tariffs. Data revenue growth accelerated to 26.9%(*) due to a higher penetration of smartphones and strong growth in mobile internet. There has been a strong uptake in the integrated voice, SMS and data tariffs launched in October 2010, with 27.9% of new mobile contract customer additions during the quarter opting for integrated tariffs. Fixed line revenue increased by 13.0%(*) driven by good customer additions.

OPERATING REVIEW

UK

Service revenue increased by 1.1%(*) driven by enterprise and data revenue growth but partially offset by a very strong performance in the prior year, the impact of an MTR cut effective from 1 April 2011 and customers reducing out-of-bundle usage due to lower consumer confidence. Data revenue grew by 13.2%(*), primarily due to a higher penetration of smartphones and an increase in those sold with a data bundle. Enterprise revenue grew by 3.1%(*) as integrated offerings continued to be successful.

Other Europe

Service revenue increased by 0.9%(*) as growth in the Netherlands and Turkey more than offset a decline in the rest of the region, particularly in Greece, Portugal and Ireland, which continued to be impacted by the challenging economic environment and competitive factors. Service revenue in Turkey grew by 23.5%(*), driven by strong growth in the contract customer base and data revenue. In the Netherlands, service revenue growth slowed to 1.5%(*), driven by MTR cuts, price competition and customers optimising tariffs.

OPERATING REVIEW

Africa, Middle East and Asia Pacific

Revenue declined by 0.6% to £3.5 billion including a 9.2 percentage point adverse impact from movements in foreign exchange rates. On an organic basis service revenue grew by 7.6%(*) driven by strong data revenue growth and an increasing customer base, partially offset by the impact of MTR cuts. Growth was driven by strong performances in India, Vodacom and Ghana.

Revenue

	Quarter ended 31 December		Change
	2011	2010	Reported	Organic
	£m	£m	%	%
India	1,024	963	6.3	20.0
Vodacom	1,222	1,293	(5.5)	8.0
Other Africa, Middle East and Asia Pacific	915	955	(4.2)	(4.1)
Eliminations	–	(1)

Service revenue	3,161	3,210	(1.5)	7.6

Other revenue	309	281	10.0	20.5

Revenue	3,470	3,491	(0.6)	8.6

India

Service revenue grew by 20.0%(*) driven by an increase in the customer base, continued growth in incoming and outgoing voice minutes and 46.4%(*) growth in data revenue. At 31 December 2011 data customers totalled 31.2 million. Whilst the market remains highly competitive, the effective rate per minute increased slightly compared to Q2 following the penetration of recent price rises into the customer base.

Following the launch of commercial 3G services in February 2011, 3G was available to Vodafone customers in 683 towns and cities across 20 circles at 31 December 2011.

Vodacom

Service revenue increased by 8.0%(*), compared to 6.7%(*) in Q2, due to faster growth in Vodacom’s markets outside of South Africa. In South Africa growth remained stable at 4.9%(*) as strong net customer additions, led by successful summer promotional campaigns, resulted in higher voice revenue. Despite competitive pricing pressures, data revenue continued to grow well in South Africa, driven by a 31.5% increase in active data customers to 11.4 million at 31 December 2011.

Vodacom’s mobile operations outside of South Africa delivered improved service revenue growth of 39.2%(*)(1) (Q2: +25.8%(*)(1)) primarily due to strong customer net additions and favourable pricing trends in certain markets. In Tanzania there were 11.4 million customers registered on M-Pesa, our mobile phone based money transfer service, at 31 December 2011.

Other Africa, Middle East and Asia Pacific

Organic service revenue declined by 4.1%(*). In Egypt service revenue fell by 1.5%(*) due to the impact of ongoing political and economic instability, mainly affecting inbound roaming revenue. Despite improvements in the network and customer service in Australia, customer sentiment and a highly competitive market continued to adversely impact service revenue growth, which declined 11.1%(*) in the quarter. In New Zealand service revenue growth was impacted by voice and SMS termination rate cuts and the uptake of more competitively priced tariffs. In Ghana service revenue grew by 31.5%(*) driven by strong growth in the customer base and successful brand positioning. Service revenue growth in Qatar slowed to 13.9%(*) due to intense price competition.

Note:

(1)     Excludes Gateway and Vodacom Business Africa.

OPERATING REVIEW

Non-Controlled Interests

Verizon Wireless

In the United States Verizon Wireless reported 1.5 million net mobile retail customer additions during the quarter, bringing the closing mobile retail customer base to 92.2 million, up 5.3%. Service revenue growth of 6.8%(*) was driven by the expanding customer base and robust growth in data ARPU resulting from the increased penetration of smartphones.

Other transactions and developments

Polkomtel

On 9 November 2011 the Group completed the disposal of its entire 24.4% interest in Polkomtel in Poland. The Group received cash consideration of approximately €920 million (£790 million) before tax and transaction costs.

Indian tax case

On 20 January 2012 the Group received the judgment of the Indian Supreme Court. The Court concluded that Vodafone had no liability to account for withholding tax on its acquisition of interests in Hutchison Essar Limited (now Vodafone India Limited) in 2007.

Vodafone India Limited

On 4 February 2012 the Group announced that Piramal Healthcare (‘Piramal’) had agreed to purchase approximately 5.5% of the issued equity share capital of Vodafone India Limited (‘VIL’) from ETHL Communications Holdings Limited for a cash consideration of approximately INR 30.1 billion (£385 million) taking Piramal’s total shareholding in VIL to approximately 11%.

ADDITIONAL INFORMATION

Service revenue – quarter ended 31 December

		Group(1)		Europe	Africa, Middle East and Asia Pacific
	2011 £m	2010 £m	2011 £m	2010 £m	2011 £m	2010 £m
Voice revenue	6,295	6,943	4,019	4,521	2,249	2,345
Messaging revenue	1,333	1,319	1,100	1,074	228	226
Data revenue	1,567	1,327	1,195	985	367	335
Fixed line revenue	907	879	791	774	116	104
Other service revenue	509	492	315	303	201	200
Service revenue	10,611	10,960	7,420	7,657	3,161	3,210

	% change
		Group		Europe	Africa, Middle East and Asia Pacific
	Reported	Organic	Reported	Organic	Reported	Organic
Voice revenue	(9.3)	(4.7)	(11.1)	(9.6)	(4.1)	5.4
Messaging revenue	1.1	4.3	2.4	3.9	0.9	6.4
Data revenue	18.1	21.8	21.3	22.2	9.6	20.6
Fixed line revenue	3.2	3.9	2.2	2.9	11.5	11.0
Other service revenue	3.5	7.8	4.0	5.1	0.5	11.2
Service revenue	(3.2)	0.9	(3.1)	(1.7)	(1.5)	7.6

		Germany		Italy		Spain
	2011 £m	2010 £m	2011 £m	2010 £m	2011 £m	2010 £m
Voice revenue	763	879	722	818	696	825
Messaging revenue	237	208	211	223	74	89
Data revenue	393	322	181	156	165	130
Fixed line revenue	461	466	152	145	87	77
Other service revenue	65	40	38	36	39	49
Service revenue	1,919	1,915	1,304	1,378	1,061	1,170

		UK		India		Vodacom
	2011 £m	2010 £m	2011 £m	2010 £m	2011 £m	2010 £m
Voice revenue	609	645	790	761	862	938
Messaging revenue	326	297	49	47	70	64
Data revenue	220	195	83	64	164	166
Fixed line revenue	11	8	3	2	60	57
Other service revenue	101	115	99	89	66	68
Service revenue	1,267	1,260	1,024	963	1,222	1,293

Note:

(1)     The sum of the regional amounts may not be equal to Group totals due to Non-Controlled Interests and Common Functions, and intercompany eliminations.

ADDITIONAL INFORMATION

Mobile customers – quarter ended 31 December 2011(1)

(in thousands)
Country	1 October 2011	Net additions	Other movements	31 December 2011	Prepaid(2)
Europe
Germany	36,828	797	-	37,625	59.1%
Italy	23,075	(51)	-	23,024	83.2%
Spain	17,520	133	-	17,653	38.8%
UK	19,331	(1)	-	19,330	47.1%
	96,754	878	-	97,632	60.4%
Other Europe
Albania	1,748	61	-	1,809	93.9%
Czech Republic	3,299	14	-	3,313	45.2%
Greece	4,085	84	-	4,169	61.6%
Hungary	2,654	30	-	2,684	51.3%
Ireland	2,220	17	-	2,237	67.0%
Malta	274	10	-	284	83.5%
Netherlands	5,264	(3)	-	5,261	36.6%
Portugal	6,180	38	-	6,218	81.5%
Romania	8,596	(269)	-	8,327	58.6%
Turkey	17,828	163	-	17,991	68.9%
	52,148	145	-	52,293	63.4%
Europe	148,902	1,023	-	149,925	61.4%
Africa, Middle East and Asia Pacific
India	144,992	2,755	-	147,747	95.2%
Vodacom(3)	47,897	5,030	-	52,927	89.2%
	192,889	7,785	-	200,674	93.6%
Other Africa, Middle East and Asia Pacific
Australia	3,392	(30)	-	3,362	39.0%
Egypt	35,321	1,039	-	36,360	95.8%
Fiji	303	9	-	312	95.2%
Ghana	3,966	310	-	4,276	99.6%
New Zealand	2,434	(14)	-	2,420	66.8%
Qatar(4)	814	13	(30)	797	97.2%
	46,230	1,327	(30)	47,527	87.3%
Africa, Middle East and Asia Pacific	239,119	9,112	(30)	248,201	92.3%
Non-Controlled Interests and Common Functions
Poland(5)	3,344	-	(3,344)	-	-

Group	391,365	10,135	(3,374)	398,126	80.4%
Group’s share of Verizon Wireless(6)	40,819	656	-	41,475	5.2%
Vodafone Group plus the Group’s share of Verizon Wireless	432,184	10,791	(3,374)	439,601	66.6%

Notes:

(1)  Group customers represent subsidiaries on a 100% basis and joint ventures (being Italy, Australia and Fiji) based on the Group’s equity interests.

(2)  Prepaid percentages are calculated on a venture basis. At 31 December 2011 there were 500.9 million venture customers.

(3)  Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

(4)  Other movements reflect an adjustment to remove pre-activated SIM cards.

(5)  On 9 November 2011 the Group disposed of its entire 24.4% interest in Polkomtel in Poland.

(6)  Includes Verizon Wireless’ retail customers only, based on the Group’s equity interest.

ADDITIONAL INFORMATION

Annualised mobile customer churn – quarter ended 31 December 2011

Country	Contract	Prepaid	Total
Germany	15.4%	34.7%	26.8%
Italy	24.3%	31.2%	30.0%
Spain	22.6%	52.6%	34.1%
UK	18.0%	55.8%	35.9%
India	20.7%	71.6%	69.2%
Vodacom(1)	10.0%	40.1%	36.8%

Note:

(1)          Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

OTHER INFORMATION

Notes

1.        Vodafone, Vodacom, the Vodafone logo, Vodafone One Net, SuperFlat and M-Pesa are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

2.        All growth rates reflect a comparison to the quarter ended 31 December 2010 unless otherwise stated.

3.        References to the “second quarter”, “previous quarter” or “Q2” are to the quarter ended 30 September 2011 unless otherwise stated. References to “this quarter” or “Q3” are to the quarter ended 31 December 2011 unless otherwise stated. References to “Q3 10/11” are to the quarter ended 31 December 2010 unless otherwise stated. References to the “prior financial year”, “last year” or “FY11” and references to the “current financial year” or “FY12” are to the year ended 31 March 2011 and 31 March 2012, respectively.

4.        All amounts marked with an “(*)” represent year-on-year organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates.

5.        Reported growth is based on amounts in pounds sterling as determined under IFRS.

6.        Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa and its subsidiaries, including its operations in the Democratic Republic of Congo, Lesotho, Mozambique and Tanzania. It also includes its Gateway services and business network solutions subsidiaries.

7.        Quarterly historical information including service revenue, customers, churn, voice usage and ARPU is provided in a spreadsheet available at www.vodafone.com/investor.

Forward-looking statements

This document contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 which are subject to risks and uncertainties because they relate to future events. In particular, such forward-looking statements include, but are not limited to, statements with respect to: the anticipated impact of movements in foreign exchange rates and political and economic instability on the Group’s results for the current financial year; the Group’s expectations regarding its financial and operating performance for the current financial year, including revenue, adjusted operating profit, free cash flow, EBITDA margins and working capital; the impact of mobile and SMS termination rate cuts and other regulatory changes; the development of products and services, including the 3G network in India and the LTE network, as well as the increased penetration of smartphones, integrated tariffs and the growth of data and enterprise; and expectations regarding market trends, including price trends and consumer confidence. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, Vodafone’s ability to realise anticipated cost savings, the impact of legal, regulatory or other proceedings, continued growth in the market for mobile services and general macroeconomic conditions.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Forward-looking statements” in the Group’s results announcement for the six months ended 30 September 2011 and “Principal risk factors and uncertainties” in the Group’s annual report for the year ended 31 March 2011. The half-year results announcement and annual report can be found on the Group’s website (www.vodafone.com). All subsequent written or oral forward-looking statements attributable to the Group or any member or subsidiary of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this interim management statement will be realised. Except as otherwise stated herein and as may be required to comply with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

ADDITIONAL INFORMATION

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	Telephone: +44 1635 664 444

Copyright © Vodafone Group 2012

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 9 February, 2012	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary